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PROXY

FREESEAS INC.

PROXY FOR SPECIAL MEETING TO BE HELD ON APRIL 8, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints ION G. VAROUXAKIS and MARIA BADEKAS and each of them, with full power of substitution in each, as proxies for the undersigned, to represent the undersigned and to vote all the shares of Common Stock of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Special Meeting of Stockholders (the "Meeting") to be held on April 8, 2016, at 17:00 Greek time /10:00 am Eastern Standard Time, at the principal executive offices of FreeSeas Inc. at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece or at any adjournments or postponements thereof.

Should the undersigned be present and elect to vote at the Meeting or at any adjournments or postponements thereof, and after notification to the Secretary of the Company at the Meeting of the stockholder's decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filing a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date.

(Continued and to be signed on the reverse side.)

SPECIAL MEETING OF SHAREHOLDERS OF

FREESEAS INC.

April 8, 2016

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000300030000000 8 040816

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED HEREIN.

	FOR	AGAINST	ABSTAIN
1. To grant discretionary authority to the Company's board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock ratios within the range from 1-for-2 up to 1-for-200 (the "Reverse Stock Split") and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company's transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-200, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting.	☐	☐	☐
2. To ratify the potential issuance of more than 20% of the Company's issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with (i) a securities purchase agreement between the Company and MTR3S Holding Ltd., dated March 1, 2016; (ii) a debt settlement agreement and release between the Company and Intermodal Shipbrokers Co., dated January 19, 2016; (iii) a securities purchase agreement between the Company and Mordechai Vizel, dated January 19, 2016; (iv) a securities purchase agreement between the Company and Alpha Capital Anstalt, dated January 6, 2016; (v) a debt settlement agreement between the Company and Sichenzia Ross Friedman Ference LLP, dated October 7, 2015; and (vi) a securities purchase agreement between the Company and Service Trading Company, LLC, dated August 20, 2015.	☐	☐	☐
3. To approve the potential issuance of more than 20% of the Company's issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with the following potential future transactions: (i) one or multiple purchase agreements for the sale of common stock or securities convertible into common stock up to $2 million for working capital at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting, (ii) one or multiple debt settlement agreements for the sale of common stock or securities convertible into common stock of up to $6 million for the settlement of trade or bank debt at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting, and (iii) a purchase agreement for the sale of common stock or securities convertible into common stock up to $15 million for asset acquisitions at a discount to the market price of up to 65%, to be entered into within 180 days of the Special Meeting.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.